

TABCORP


03022936

TABCORP Holdings Limited
ACN 063 780 709
5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001
Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

11 June 2003


SEC MAIL PROCESSING
RECEIVED
JUN 19 2003
WASH. D.C.
167

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Re: TABCORP Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by TABCORP Holdings Limited ("TABCORP") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). TABCORP's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that TABCORP is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

PROCESSED
JUN 30 2003
THOMSON FINANCIAL

Peter Caillard
General Counsel and Company Secretary

Enc.

dlw 6/24

File No. 82-3841



TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au


SEC MAIL PROCESSING
RECEIVED
JUN 19 2003
WASH, D.C.
187

11 June 2003

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

Appointment of Executive General Manager - Gaming

TABCORP is pleased to announce the appointment of Mr Mohan Jesudason as Executive General Manager - Gaming, subject to receiving all the necessary regulatory approvals.

Mr Jesudason previously held the positions of Group Director Mobile with AAPT Mobile Limited, General Manager Business with Telecom New Zealand and various senior management roles in the Banking and Insurance industry. He has a Bachelor of Economics from Monash University and a Graduate Diploma in Accounting.